File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

Date	25 July 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	23


03024797


SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA Interim Report 1 January-30 June 2003"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist /Carin Posse

Encl.

INFORMATION

File No. 82-763



SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Box 7827, SE-103 97 STOCKHOLM
Tel +46 8 788 51 00. Fax +46 8 678 81 30
www.sca.com

Interim Report | 1 January–30 June 2003

	03:2	03:1[1]		0306	0206
Earnings per share, SEK	**4.87**	6.02		**10.89**	11.94
Cash flow from current operations per share, SEK	**5.56**	7.45		**13.01**	16.19
Net sales, SEK M	**21,231**	21,890		**43,121**	43,370
Earnings after financial items, SEK M	**1,604**	1,974		**3,578**	3,993
Net earnings, SEK M	**1,130**	1,395		**2,525**	2,769

[1] *Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.*

Compared with first half of 2002

- Earnings per share amounted to SEK 10.89 (11.94).
- Operating profit within Hygiene Products declined by 9% but with unchanged operating surplus margin. Packaging declined by 9% and Forest Products by 28%.

Compared with first quarter of 2003

- Earnings per share amounted to SEK 4.87 (SEK 6.02, of which SEK 0.66 derived from positive non-recurring items).
- Earnings per share excluding non-recurring items decreased by 9%, of which currency effects accounted for 4 percentage points.
- Operating profit declined in Hygiene Products and Packaging by 7% and 10%, respectively, while the operating surplus margin remained unchanged. The decline for Forest Products was 19%.

NET SALES AND EARNINGS

Earnings per share amounted to SEK 10.89 (11.94). Net earnings amounted to SEK 2,525 M (2,769), including the effect on earnings of the sale of shares in Metsä Tissue amounting to SEK 154 M.

Consolidated net sales amounted to SEK 43,121 M (43,370). The net effect of company acquisitions and divestments increased net sales by 5%, while currency movements reduced sales by an equal amount.

The Group's operating profit amounted to SEK 3,991 M (4,484). Excluding items affecting comparability amounting to SEK 197 M and attributable to the sale of shares in Metsä Tissue, operating profit declined by 15% to SEK 3,794 M. Currency movements had a negative impact of 6% on operating profit and the increase since year-end of the pension costs affected operating profit by 4%. Operating profit for Hygiene Products was 9% lower than during the preceding year and amounted to SEK 2,467 M (2,711). Operating profit for Packaging amounted to SEK 1,313 M (1,440), a decline of 9%. Operating profit for Forest Products fell by 28% to SEK 738 M (1,020).

Operating margin for the Group was 9% (10). The operating margin declined to 11% (12) for Hygiene Products, to 9% (10) for Packaging and to 11% (15) for Forest Products.

Financial items improved by SEK 78 M to an expense of SEK 413 M (expense 491), primarily as a result of lower interest rates. The Group's profit after financial items amounted to SEK 3,578 M (3,993). Excluding items affecting comparability, profit amounted to SEK 3,381 M.

Return on shareholders' equity was 12% (12), and return on capital employed was 12% (13).

Comparison with the first quarter of 2003

Consolidated net sales amounted to SEK 21,231 M (21,890), a decline of 3%. Currency movements affected net sales negatively by 2%. Operating profit for the Group totaled SEK 1,791 M (2,200). Excluding items affecting comparability during the first quarter, operating profit declined by 10%. Currency movements had a negative impact of 4% on operating profit. Operating profit declined by 7% for Hygiene Products, by 10% for Packaging and by 19% for Forest Products.

Operating profit within Hygiene Products declined primarily as a result of lower prices and volumes in consumer tissue and of currency movements. Operating profit for Packaging was negatively affected by higher raw material costs and lower volumes. In Forest Products, operating profit declined primarily due to lower prices, production stoppage and currency effects in publication papers.

Operating margin for the Group declined to 8% (10). The operating margin was 11% (12) for Hygiene Products, 8% (9) for Packaging and 10% (11) for Forest Products.

Financial items amounted to an expense of SEK 187 M (expense 226) and were positively affected by received dividends.

Earnings analysis

SEK M	03:2	03:1[1]	0306[1]	0206
Hygiene Products	1,192	1,275	2,467	2,711
Packaging	622	691	1,313	1,440
Forest Products	331	407	738	1,020
Other	-81	112	31	-122
Operating profit, before goodwill amortization	**2,064**	2,485	**4,549**	5,049
Goodwill amortization	-273	-285	-558	-565
Operating profit	**1,791**	2,200	**3,991**	4,484
Financial items	-187	-226	-413	-491
Earnings after financial items	**1,604**	1,974	**3,578**	3,993
Tax	-466	-572	-1,038	-1,198
Minority interest	-8	-7	-15	-26
Net earnings	**1,130**	1,395	**2,525**	2,769
Earnings per share, SEK	4.87	6.02	10.89	11.94

[1] Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.

CASH FLOW

The operating cash surplus amounted to SEK 6,890 M (7,586), corresponding to 16% (17) of net sales. Net current capital expenditures amounted to SEK 1,535 M (1,320), while working capital increased by SEK 1,407 M (818), primarily due to a low level of operating capital in Packaging at the beginning of the year. Operating cash flow amounted to SEK 3,842 M (5,374).

Taxes attributable to operating profit amounted to SEK 493 M (1,330), with free cash flow thus amounting to SEK 3,349 M (4,044). Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 3,018 M (3,760) or SEK 13.01 (16.19) per share.

Company acquisitions amounted to SEK 851 M (4,777) on a debt-free basis and related to the acquisition of Scaninge's sawmill operations, a European dispenser supplier, a distribution company for sawn timber products and a protective packing company in North America. At the same time, sales of shares in Metsä Tissue and a European tissue merchant, among other things, generated revenues totaling SEK 865 M. Strategic investments in machinery and properties, as well as restructuring costs amounted to SEK 1,534 M (969), of which nearly half was attributable to the ongoing tissue investment in Alabama in the US.

Comparison with the first quarter of 2003

Cash flow from current operations amounted to SEK 1,288 M (1,730). The deviation was primarily attributable to a lower operating cash surplus and higher current capital expenditures.

Cash flow analysis

SEK M	03:2	03:1	0306	0206
Net sales	21,231	21,890	43,121	43,370
Operating cash surplus	3,291	3,599	6,890	7,586
% of net sales	*16*	*16*	*16*	*17*
Current capital expenditures, net	-928	-607	-1,535	-1,320
% of net sales	*4*	*3*	*4*	*3*
Change in working capital	-709	-698	-1,407	-818
Other operating cash flow changes	-28	-78	-106	-74
Operating cash flow	**1,626**	2,216	**3,842**	5,374
Tax payment etc.[1]	-170	-323	-493	-1,330
Free cash flow	**1,456**	1,893	**3,349**	4,044
Per share, SEK	*6.29*	*8.15*	*14.44*	*17.41*
Interest payment after taxes	-168	-163	-331	-284
Cash flow from current operations	**1,288**	1,730	**3,018**	3,760
Per share, SEK	*5.56*	*7.45*	*13.01*	*16.19*
Strategic investments, net	-920	-600	-1,520	-5,746
Cash flow before dividend	**368**	1,130	**1,498**	-1,986

[1] *Tax attributable to operating profit.*

FINANCING

Net debt amounted to SEK 23,400 M, a decline of SEK 499 M since the beginning of the year. Net cash flow was negative in an amount of SEK 713 M, while positive currency effects amounted to SEK 1,212 M.

The Group's shareholders' equity decreased by SEK 534 M during the first six months to SEK 47,449 M. Net profit for the period increased equity by SEK 2,525 M, while the dividend paid reduced shareholders' equity by SEK 2,212 M. Currency movements had a negative effect of SEK 852 M.

The debt/equity ratio amounted to 0.49 (0.55), compared with 0.49 at the beginning of the year. The interest coverage multiple was 9.7 (9.1).

HYGIENE PRODUCTS BUSINESS AREA

SEK M	03:2	03:1	0306	0206
Net sales	**10,791**	10,906	**21,697**	22,476
Operating surplus	**1,814**	1,895	**3,709**	3,913
Operating profit, before goodwill amortization	**1,192**	1,275	**2,467**	2,711
Operating surplus margin, %	**17**	17	**17**	17
Operating margin, %	**11**	12	**11**	12
Volume growth, %				
Consumer tissue	**-2.0**[1]	-3.1[1]	**9.3**[2]	14.1[2]
Personal care	**4.1**[1]	-0.4[1]	**0.6**[2]	7.3[2]
Tissue for bulk consumers - AFH	**5.2**[1]	-0.6[1]	**3.5**[2]	23.1[2]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also pages 11-12 and 17-19.

Net sales amounted to SEK 21,697 M (22,476), a decline of 3%, compared with the corresponding period during the preceding year. Currency movements reduced sales by 6%, which was not fully compensated by the positive net effect of acquired and divested units.

Operating profit amounted to SEK 2,467 M (2,711), a decline of 9%. Lower prices, primarily in consumer tissue, had a strongly negative impact on operating profit. Despite implemented price increases in dollar-denominated pulp, Hygiene Products' pulp costs decreased somewhat due to the weakening of the USD. Currency movements reduced operating profit by 3%.

Compared with the first quarter, operating profit declined by 7%, primarily as a result of lower prices and volumes for consumer tissue. Higher pulp prices, particularly for tissue, also contributed to the decline. Declining profits were reduced by somewhat higher volumes, particularly for tissue for bulk consumers (AFH). Currency movements reduced operating profit by 4%.

Consumer tissue

Operating profit declined 14% to SEK 706 M (820). Lower prices and volumes offset the positive effects of company acquisitions and reduced production costs. Currency movements reduced operating profit by 3%.

Compared with the first quarter, operating profit declined by 21% to SEK 311 M (395). The decrease was due to lower prices and volumes resulting from intense competition in certain markets. Increased pulp prices also had a negative impact.

Personal care

Operating profit declined 8% to SEK 1,202 M (1,300). The strong volume growth in the incontinence product segment continued, primarily for light incontinence products. Currency movements, however, reduced operating profit by 5%, while operating profit was further reduced by a changed product mix in feminine hygiene products and increased competition in this product area in the Mexican market. Divestment of the tampon operations during 2002 also contributed to this negative deviation.

Compared with the first quarter, operating profit increased 3% to SEK 610 M (592), in part due to increased volumes for incontinence products and despite negative currency movements corresponding to 5%.

Tissue for bulk consumers – AFH

Operating profit for AFH products amounted to SEK 559 M (591), which was 5% lower than the corresponding period during the preceding year. The profit decrease was primarily attributable to higher prices for recycled paper and higher energy costs in the North American operations. Higher prices in European operations have more than offset somewhat lower prices in North America. The cost reduction program initiated in the North American operations had a positive impact. Currency movements had a negative effect of 3% on operating profit.

In comparison with the first quarter, operating profit declined 6% to SEK 271 M (288). Currency movements reduced operating profit by 8%, which was not fully offset by volume growth and the cost reduction program in the North American operations.

PACKAGING BUSINESS AREA

SEK M	03:2	03:1	0306	0206
Net sales	**7,421**	7,715	**15,136**	14,829
Operating surplus	**1,023**	1,100	**2,123**	2,211
Operating profit, before goodwill amortization	**622**	691	**1,313**	1,440
Operating surplus margin, %[1]	**14**	14	**14**	15
Operating margin, %[1]	**8**	9	**9**	10
Production				
Liner products, kton	**628**	635	**1,263**	1,264
Deliveries				
Liner products, kton	**610**	639	**1,249**	1,288
Corrugated board, Mm^2	**1,029**[2]	1,041[2]	**2,070**[2]	1,995[2]

[1] *Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.*
[2] *The volumes do not include volumes from protective packaging and other high-value segments.*

See also pages 11-12 and 17-19.

Net sales during the period amounted to SEK 15,136 M (14,829), an increase of 2%. The increase was mainly due to the acquisition of the packaging companies Stabernack and Bertako and the acquisition of protective packaging companies in North America, which together contributed 7%. At the same time, higher prices accounted for 1%, while lower volumes reduced sales by 3%. Currency movements had a negative impact of 3% on net sales.

Operating profit amounted to SEK 1,313 M (1,440), a decline of 9%. The increase in the Group's pension costs that took effect at year-end and which primarily affected Packaging's extensive operations in the UK and the Netherlands reduced operating profit by 8%, while currency movements had a negative impact of 3%. Completed company acquisitions and higher prices for corrugated board offset lower volumes and higher energy costs.

Compared with the first quarter, operating profit declined 10% to SEK 622 M (691). The decrease was a result of higher raw material costs and lower volumes. Protective packaging, however, reported operating profits in line with the first quarter. Currency movements had only a marginal effect on operating profit.

FOREST PRODUCTS BUSINESS AREA

SEK M	03:2	03:1	0306	0206
Net sales	**3,406**	3,561	**6,967**	6,747
Operating surplus	**634**	703	**1,337**	1,534
Operating profit, before goodwill amortization	**331**	407	**738**	1,020
Operating surplus margin, %	**19**	20	**19**	23
Operating margin, %	**10**	11	**11**	15
Production				
Publication papers, kton	**332**	336	**668**	600
Solid wood products, km^3	**375**	257	**631**	353
Deliveries				
Publication papers, kton	**332**	330	**662**	589
Solid wood products, km^3	**345**	238	**583**	355

See also pages 11-12 and 17-19.

Net sales for the Forest Products business area were 3% higher than during the preceding year and amounted to SEK 6,967 M (6,747). The effect of lower paper prices was offset by higher volumes resulting from the new SC machine in Laakirchen and the acquisition of Scaninge's sawmill operations, which were consolidated as of March. In addition, higher prices and higher volumes in existing sawmill operations contributed to the increase. Currency movements had a negative impact of 2% on net sales.

Operating profit amounted to SEK 738 M (1,020), a decline of 28%. Despite increased volumes, operating profit in publication papers fell, primarily due to lower prices and currency effects. For the business area as a whole, currency movements had a negative impact of 17%.

Compared with the first quarter, operating profit declined by 19% as a result of lower prices and certain production stoppages, as well as negative currency movements in the publication paper operations. Currency movements had a negative impact of 12% on the business area, in part due to the expiration of favourable forward contracts.

Publication papers

Operating profit in publication papers amounted to SEK 314 M (528), a decrease of 41%. The market for publication papers remained weak. The sharp decline was due mainly to lower prices and negative currency effects, but also to increased energy costs. This was partially compensated by higher capacity utilization and higher volumes, particularly for SC paper.

Operating profit decreased, compared with the first quarter, and amounted to SEK 103 M (211), corresponding to a 51% decline. The decrease was primarily attributable to lower prices, certain production stoppages and negative currency effects.

Pulp, timber and solid wood products

Operating profit amounted to SEK 424 M (492), which was thus 14% lower than in the preceding year. Negative currency movements in pulp operations reduced operating profit by 17%.The sawmill operations increased operating profit as a result of higher prices and higher volumes.

Compared with the first quarter, operating profit increased by 16%, primarily as a result of higher pulp prices and the consolidation of Scaninge's sawmill operations.

GOODWILL

Consolidated goodwill amounted to SEK 14,753 M (16,093). Currency movements contributed SEK 664 M to this reduction. Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 12 and 18.

Earnings excluding goodwill amortization

SEK M	03:2	03:1	0306	0206
Operating profit	**2,064**	2,485	**4,549**	5,049
Earnings after financial items	**1,877**	2,259	**4,136**	4,558
Net earnings	**1,392**	1,667	**3,059**	3,301
Earnings per share, SEK	**6.01**	7.19	**13.20**	14.23

PERSONNEL

At the end of the quarter, the average number of employees was 42,908, compared with 43,903 at the end of the second quarter of 2002[1].

MARKET OUTLOOK

SCA's consumer products continued to show a stable demand during the second quarter. Competition remains intense in the consumer tissue segment in certain markets. Demand for corrugated packaging has been relatively stable, despite weak economic conditions for the industry. Going forward, a slightly positive growth in demand is expected for corrugated board. Improvement of the European market for publication papers cannot be expected until the advertising market strengthens. More recently, a trend toward recovery has been noted in the Group's North American tissue and packaging operations.

OTHER

SCA follows the recommendations of the Swedish Financial Accounting Standards Council. New recommendations effective as of 2003 have not had an affect on the accounting principles applied by the Group other than a change in the presentation of segments within the Hygiene Products business area.

Compared with the situation at year-end 2002, the pension foundation's assets have increased as a result of stock market trends, while lower interest rates led to an increase in pension commitments. The deficit in the Group's benefits-based pension plans is thus largely unchanged, compared with year-end 2002.

In accordance with the guidelines in the Swedish accounting recommendation RR20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ) owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues for the period January-June 2003 amounted to SEK 75 M (57) and earnings before appropriations and taxes to SEK 2,860 M (1,772). Investments in property and plant during the period amounted to SEK 25 M (19). Liquid funds at the end of the period amounted to SEK 25 M (35).

---

[1] *Including SCA's portion of joint-venture companies.*

SHARE DISTRIBUTION

30 June, 2003	Series A	Series B	Total
Registered number of shares	40,996,398	191,205,670	232,202,068
Of which treasury shares	-	(1,750,878)	(1,750,878)
Unconverted debenture loans	-	1,169,908	1,169,908
Outstanding warrants	-	1,740,693	1,740,693
Total after full conversion	**40,996,398**	**194,116,271**	**235,112,669**

During the second quarter, 625,891 A shares were converted to B shares. Consequently, at the end of the quarter, the percentage of A shares had declined from 17.9% to 17.7%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.6%, which was taken into consideration when calculating the earnings per share for the period.

Stockholm, 25 July 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and Chief Executive Officer

This interim report is unaudited.

The interim report for 1 January–30 September will be published on 30 October 2003.
The year-end report for 1 January–31 December will be published on 27 January 2004.

STATEMENT OF EARNINGS

	03:2	03:1	02:2	0306	0206
	SEK M	SEK M	SEK M	SEK M	SEK M
Net sales	21,231	21,890	22,355	43,121	43,370
Operating expenses	-17,838	-18,272	-18,534	-36,110	-35,828
Operating surplus	**3,393**	3,618	3,821	**7,011**	7,542
Depreciation according to plan, properties and plant	-1,353	-1,363	-1,323	-2,716	-2,593
Goodwill amortization	-273	-285	-291	-558	-565
Share in earnings of associated companies	24	33	57	57	100
Items affecting comparability	-	197	-	197	-
Operating profit	**1,791**	2,200	2,264	**3,991**	4,484
Financial items	-187	-226	-238	-413	-491
Earnings after financial items	**1,604**	1,974	2,026	**3,578**	3,993
Income taxes	-466	-572	-608	-1,038	-1,198
Minority interest	-8	-7	-14	-15	-26
Net earnings	**1,130**	1,395	1,404	**2,525**	2,769
Earnings per share, SEK[1]					
- before dilution effects	4.90	6.06	6.10	10.96	12.02
- after dilution effects	4.87	6.02	6.05	10.89	11.94
Operating margin	8 %	10 %	10 %	9 %	10 %
Return on shareholders' equity	12 %	12 %	12 %	12 %	12 %
Return on capital employed	12 %	13 %	13 %	12 %	13 %

[1] *Adjusted historically in accordance with the Swedish Financial Accounting Standards Council's recommendations. The new issue of 1.8 million shares in 2001 for stock option purposes taken into account. The issue was carried out on 18 May 2001 and the repurchase of these shares was effected on 6 June 2001.*

	03:2	03:1	02:2	0306	0206
Net earnings for the period	1,130.0	1,395.0	1,404.0	2,525.0	2,769.0
Interest on convertible debentures	1.5	1.5	1.5	3.0	3.0
Adjusted net earnings	1,131.5	1,396.5	1,405.5	2,528.0	2,772.0
Average number of shares before dilution	230.4	230.4	230.4	230.4	230.4
Employee convertibles	1.2	1.2	1.1	1.2	1.1
Outstanding warrants	1.4	0.4	0.7	1.4	0.7
Average number of shares after dilution	233.0	232.0	232.2	233.0	232.2

STATEMENT OF EARNINGS

	03:2	03:1	02:2	0306	0206
	EUR M[3]	EUR M[4]	EUR M[3]	EUR M[1]	EUR M[2]
Net sales	2.325	2.385	2.442	4.710	4.736
Operating expenses	-1.953	-1.991	-2.024	-3.944	-3.912
Operating surplus	**372**	394	418	**766**	824
Depreciation according to plan, properties and plant	-148	-149	-144	-297	-283
Goodwill amortization	-30	-31	-32	-61	-62
Share in earnings of associated companies	2	4	6	6	11
Items affecting comparability	-	21	-	21	-
Operating profit	**196**	239	248	**435**	490
Financial items	-20	-25	-26	-45	-54
Earnings after financial items	**176**	214	222	**390**	436
Income taxes	-51	-62	-67	-113	-131
Minority interest	-1	-1	-2	-2	-3
Net earnings	**124**	151	153	**275**	302

[1] *The average exchange rate of 9.16 was applied in translation to EUR.*
[2] *The average exchange rate of 9.16 was applied in translation to EUR.*
[3] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*
[4] *The average exchange rate of 9.18 was applied in translation to EUR.*

Business areas

NET SALES

1 January–30 June

SEK M	2003	2002
Hygiene Products	**21,697**	22,476
Consumer tissue	7,447	7,254
Personal care	8,417	8,929
Tissue for bulk consumers - AFH	5,833	6,293
Packaging	**15,136**	14,829
Forest Products	**6,967**	6,747
Publication paper	3,566	3,463
Pulp, timber and solid wood products	3,401	3,284
Other	750	844
Intra-group deliveries	-1,429	-1,526
Total net sales	**43,121**	43,370

OPERATING SURPLUS

1 January–30 June

SEK M	2003	2002
Hygiene Products	**3,709**	3,913
Consumer tissue	1,208	1,294
Personal care	1,611	1,687
Tissue for bulk consumers - AFH	890	932
Packaging	**2,123**	2,211
Forest Products	**1,337**	1,534
Publication paper	742	917
Pulp, timber and solid wood products	595	617
Other	-158	-116
Total operating surplus	**7,011**	7,542

OPERATING PROFIT

1 January–30 June

SEK M	2003	2002
Hygiene Products	**2,467**	2,711
Consumer tissue	706	820
Personal care	1,202	1,300
Tissue for bulk consumers - AFH	559	591
Packaging	**1,313**	1,440
Forest Products	**738**	1,020
Publication paper	314	528
Pulp, timber and solid wood products	424	492
Other	31	-122
Operating profit, before goodwill amortization	**4,549**	5,049
Goodwill amortization[1]	-558	-565
Total operating profit	**3,991**	4,484

[1] **Goodwill amortization:**	**2003**	2002
Hygiene Products	204	208
Packaging	187	188
Common	167	169
Group	**558**	565

OPERATING SURPLUS MARGIN

1 January–30 June

Percent	2003	2002
Hygiene Products	**17**	17
Consumer tissue	16	18
Personal care	19	19
Tissue for bulk consumers - AFH	15	15
Packaging	**14**	15
Forest Products	**19**	23
Publication paper	21	26
Pulp, timber and solid wood products	17	19

OPERATING MARGIN, excluding goodwill amortization

1 January–30 June

Percent	2003	2002
Hygiene Products	**11**	12
Consumer tissue	10	11
Personal care	15	15
Tissue for bulk consumers - AFH	9	9
Packaging	**9**	10
Forest Products	**11**	15
Publication paper	9	15
Pulp, timber and solid wood products	12	15

BALANCE SHEET	30 June, 2003		31 Dec., 2002	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	14,753	1,611	16,093	1,754
Other intangible assets	879	96	757	83
Tangible assets	58,119	6,346	58,612	6,389
Shares and participations	1,632	178	2,355	257
Long-term financial receivables[2]	3,433	375	3,478	379
Other long-term receivables	450	49	318	33
Operating receivables and inventories	24,661	2,693	24,765	2,700
Short-term investments	397	43	306	33
Cash and bank balances	1,259	138	2,520	275
Total assets	**105,583**	**11,529**	109,204	11,903
Equity, provisions and liabilities				
Shareholders' equity	47,449	5,181	47,983	5,230
Minority interest	720	79	687	75
Provisions for pensions	2,710	296	2,596	283
Other provisions	11,324	1,236	12,177	1,327
Long-term interest-bearing debt	12,853	1,403	12,257	1,336
Other long-term interest-free liabilities	307	34	348	38
Short-term interest-bearing debt[3]	12,857	1,404	15,241	1,661
Accounts payable and interest-free current liabilities	17,363	1,896	17,915	1,953
Total equity, provisions and liabilities	**105,583**	**11,529**	109,204	11,903
Debt/equity ratio	**0.49**		0.49	
Equity/assets	**46 %**		45 %	

[1] *The period-end exchange rate of 9.16 (9.17) was applied in translation to EUR*

[2] *Of which, pension assets:*	*2,496*	*273*	*2,339*	*255*

[3] *SCA has unutilized credit facilities with terms exceeding one year that amount to SEK 12,699 M. Due to the advantageous terms for short-term borrowing, such is used instead. The short-term interest-bearing liabilities amounted to SEK 12,857 M at 30 June 2003. Comparable unutilized long-term credit facilities amounted to SEK 14,005 M at year-end and short-term interest-bearing liabilities were SEK 15,241 M. SCA has an additional SEK 8,494 M in available committed credit facilities that combined with SEK 1,259 M in cash and bank balances forms the Group's liquidity reserve.*

CHANGE IN SHAREHOLDERS' EQUITY, SEK M

	Jan.–June 2003	Jan.–June 2002
Shareholders' equity, 1 January	47,983	45,983
Sale of own shares	5	3
Translation differences	-1,444	-2,864
Exchange rate differences on hedging instruments	592	1,159
Dividend	-2,212	-2,016
Net earnings for the period	2,525	2,769
Shareholders' equity, 30 June	**47,449**	45,034

CASH FLOW ANALYSIS

1 January–30 June

SEK M	2003	2002
Operating cash surplus	6,890	7,586
Changes in working capital	-1,407	-818
Current capital expenditures, net	-1,535	-1,320
Other operating cash flow changes	-106	-74
Operating cash flow	**3,842**	5,374
Financial items	-413	-491
Income taxes paid	-369	-1,183
Other	-42	60
Cash flow from current operations	**3,018**	3,760
Strategic capital expenditures, properties	-1,309	-657
Strategic structural expenditures	-225	-312
Acquisitions	-851	-4,777
Divestments	865	-
Cash flow before dividend	**1,498**	-1,986
Dividend	-2,216	-2,016
Cash flow after dividend	**-718**	-4,002
Sale of own shares	5	3
Net cash flow	**-713**	-3,999
Net debt at beginning of period	**-23,899**	-23,861
Net cash flow	-713	-3,999
Effect of changed definition of net debt[1]	-	-184
Currency effects	1,212	2,892
Net debt at end of period	**-23,400**	-25,152
Debt payment capacity	**55 %**	47 %

[1] *Effective January 1, 2002, the Group changed its definition of net debt to include accrued interest expense at SEK 184 M, which were previously included in capital employed.*

Quarterly data

STATEMENT OF EARNINGS

Group

	2003		2002			
SEK M	II	I	IV	III	II	I
Net sales	21,231	21,890	22,429	22,247	22,355	21,015
Operating surplus	3,393	3,618	3,891	3,901	3,821	3,721
Depreciation according to plan, properties	-1,353	-1,363	-1,371	-1,350	-1,323	-1,270
Goodwill amortization	-273	-285	-277	-295	-291	-274
Share in earnings of associated companies	24	33	75	43	57	43
Items affecting comparability	-	197	-	-	-	-
Operating profit	**1,791**	2,200	2,318	2,299	2,264	2,220
Financial items	-187	-226	-265	-267	-238	-253
Earnings after financial items	**1,604**	1,974	2,053	2,032	2,026	1,967
Income taxes	-466	-572	-574	-569	-608	-590
Minority interest	-8	-7	-11	-7	-14	-12
Net earnings	**1,130**	1,395	1,468	1,456	1,404	1,365
Earnings per share, SEK						
- before dilution effects	**4.90**	6.06	6.36	6.32	6.10	5.92
- after dilution effects	**4.87**	6.02	6.33	6.27	6.05	5.89

Quarterly data

CASH FLOW
Group

	2003		2002			
SEK M	II	I	IV	III	II	I
Operating cash surplus	3,291	3,599	3,964	3,695	3,823	3,763
Change in working capital	-709	-698	983	738	-151	-667
Current capital expenditures, net	-928	-607	-1.360	-843	-771	-549
Other operating cash flow changes	-28	-78	-156	26	-104	30
Operating cash flow	**1,626**	2,216	3,431	3,616	2,797	2,577
Financial items	-187	-226	-265	-267	-238	-253
Income taxes paid	-113	-256	-832	-614	-527	-656
Other	-38	-4	-201	-8	143	-83
Cash flow from current operations	**1,288**	1,730	2,133	2,727	2,175	1,585
Strategic capital expenditures, properties	-756	-553	-1,839	-327	-374	-283
Strategic structural expenditures	-72	-153	-153	-109	-188	-124
Acquisitions	-307	-544	-17	-1,689	23	-4,800
Divestments	215	650	36	369	-	-
Cash flow before dividend	**368**	1,130	160	971	1,636	-3,622
Dividend	-2,216	-	-	-20	-2,016	-
Cash flow after dividend	**-1,848**	1,130	160	951	-380	-3,622
Sale of own shares	4	1	-	2	3	-
Net cash flow	**-1,844**	1,131	160	953	-377	-3,622

Quarterly data Business areas

NET SALES

	2003		2002			
SEK M	**II**	I	IV	III	II	I
Hygiene Products	**10,791**	10,906	11,240	11,481	11,790	10,686
Consumer tissue	3,630	3,817	4,024	3,916	4,029	3,225
Personal care	4,241	4,176	4,317	4,477	4,554	4,375
Tissue for bulk consumers - AFH	2,920	2,913	2,899	3,088	3,207	3,086
Packaging	**7,421**	7,715	7,940	7,780	7,489	7,340
Forest Products	**3,406**	3,561	3,603	3,201	3,430	3,317
Publication paper	1,802	1,764	1,987	1,707	1,812	1,651
Pulp, timber and solid wood products	1,604	1,797	1,616	1,494	1,618	1,666
Other	331	419	284	463	461	383
Intra-group deliveries	-718	-711	-638	-678	-815	-711
Total net sales	**21,231**	21,890	22,429	22,247	22,355	21,015

OPERATING SURPLUS

	2003		2002			
SEK M	**II**	I	IV	III	II	I
Hygiene Products	**1,814**	1,895	2,002	2,051	2,054	1,859
Consumer tissue	562	646	698	684	688	606
Personal care	819	792	823	895	879	808
Tissue for bulk consumers - AFH	433	457	481	472	487	445
Packaging	**1,023**	1,100	1,195	1,240	1,081	1,130
Forest Products	**634**	703	798	677	748	786
Publication paper	316	426	509	380	449	468
Pulp, timber and solid wood products	318	277	289	297	299	318
Other	-78	-80	-104	-67	-62	-54
Total operating surplus	**3,393**	3,618	3,891	3,901	3,821	3,721

Quarterly data Business areas

OPERATING PROFIT

	2003		2002			
SEK M	II	I	IV	III	II	I
Hygiene Products	**1,192**	1,275	1,357	1,419	1,428	1,283
Consumer tissue	311	395	431	435	414	406
Personal care	610	592	608	680	689	611
Tissue for bulk consumers - AFH	271	288	318	304	325	266
Packaging	**622**	691	786	839	702	738
Forest Products	**331**	407	560	406	488	532
Publication paper	103	211	305	181	251	277
Pulp, timber and solid wood products	228	196	255	225	237	255
Other	-81	112	-108	-70	-63	-59
Operating profit before goodwill amortization	**2,064**	**2,485**	**2,595**	**2,594**	**2,555**	**2,494**
Goodwill amortization[1]	-273	-285	-277	-295	-291	-274
Total operating profit	**1,791**	**2,200**	**2,318**	**2,299**	**2,264**	**2,220**

[1] **Goodwill amortization:**

Hygiene Products	96	108	100	109	110	98
Packaging	94	93	91	100	96	92
Common	83	84	86	86	85	84
Group	**273**	**285**	**277**	**295**	**291**	**274**

OPERATING SURPLUS MARGINS

	2003		2002			
Percent	**II**	I	IV	III	II	I
Hygiene Products	**17**	17	18	18	17	17
Consumer tissue	16	17	17	17	17	19
Personal care	20	19	19	20	19	18
Tissue for bulk consumers - AFH	14	16	17	15	15	14
Packaging	**14**	14	15	16	14	15
Forest Products	**19**	20	22	21	22	24
Publication paper	18	24	26	22	25	28
Pulp, timber and solid wood products	20	15	18	20	18	19

OPERATING MARGINS, excluding goodwill amortization

	2003		2002			
Percent	**II**	I	IV	III	II	I
Hygiene Products	**11**	12	12	12	12	12
Consumer tissue	9	10	11	11	10	13
Personal care	15	14	14	15	15	14
Tissue for bulk consumers - AFH	8	10	11	10	10	9
Packaging	**8**	9	10	11	9	10
Forest Products	**10**	11	16	13	14	16
Publication paper	6	12	15	11	14	17
Pulp, timber and solid wood products	14	11	16	15	15	15

Group data

MARGINS

1 January–30 June

Percent	2003	2002
Operating surplus margin	**16.3**	17.4
Operating margin, excl. goodwill amortization	**10.5**	11.6
Operating margin	**9.3**	10.3
Financial net margin	**-1.0**	-1.1
Profit margin	**8.3**	9.2
Tax and minority	**-2.4**	-2.8
Net margin	**5.9**	6.4

MARGINS – quarterly data

	2003		2002			
Percent	II	I	IV	III	II	I
Operating surplus margin	**16.0**	16.5	17.3	17.5	17.1	17.7
Operating margin, excl. goodwill amortization	**9.7**	11.4	11.6	11.7	11.4	11.9
Operating margin	**8.4**	10.1	10.3	10.3	10.1	10.6
Financial net margin	**-0.8**	-1.1	-1.1	-1.2	-1.0	-1.2
Profit margin	**7.6**	9.0	9.2	9.1	9.1	9.4
Tax and minority	**-2.3**	-2.6	-2.7	-2.6	-2.8	-2.9
Net margin	**5.3**	6.4	6.5	6.5	6.3	6.5

FIVE-YEAR SUMMARY

Full year	2002	2001	2000[1]	1999[1]	1998[1]
Earnings after financial items, SEK M	8,078	8,090	9,327	5,521	5,169
Earnings per share, SEK	24.54	24.05	30.64	16.73	16.03
Earnings per share, excluding goodwill amortization, SEK	29.43	28.40	33.76	19.52	17.96
Debt/equity ratio, times	0.49	0.51	0.39	0.69	0.83
Return on capital employed, %	13	14	18	12	14
Return on shareholders' equity, %	12	13	20	12	13

[1] *Adjusted historically to reflect new issues.*

Group net sales and operating expenses per currency

	Net sales, %	**Operating expenses, %**
EUR	54	50
USD	15	16
SEK	5	14
GBP	13	11
DKK	4	3
NOK	2	0
Other	7	6
Total	**100**	**100**

CASH FLOW ANALYSIS (in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR7)

1 January–30 June

SEK M	2003	2002
Current operations		
Earnings after financial items	3.578	3.993
Adjustment for items not included in cash flow	2.487	2.650
	6.065	**6.643**
Taxes paid	-369	-1.183
Cash flow from current operations before changes in working capital	**5.696**	**5.460**
Cash flow from changes in working capital		
Change in inventories	-359	-121
Change in current receivables	-563	1.815
Change in operating liabilities	-485	-2.512
Cash flow from current operations	**4.289**	**4.642**
Investment activities		
Acquisition of subsidiaries	-809	-3.159
Divested units	865	-
Acquisition of tangible and intangible fixed assets	-2.844	-1.977
Repayment of loans from external parties	12	926
Cash flow from investment activities	**-2.776**	**-4.210**
Financing activities		
Sale of own shares	5	3
Loans assumed	-	1.279
Amortization of debt	-446	-
Dividends paid	-2.216	-2.016
Cash flow from financing activities	**-2.657**	**-734**
Cash flow for the period	**-1.144**	**-302**
Liquid funds at beginning of year	2.826	2.595
Translation differences in liquid funds	-26	305
Liquid funds at end of period	**1.656**	**2.598**

Press conference

SCA's interim report for the period 1 January-30 June 2003 will be published on 25 July, 2003. A press conference will be held at 13:00 CET in Stockholm, where Jan Åström, President and CEO, will present the results. Venue: Salén Konferenser, Aulan, Norrlandsgatan 15, Stockholm

Telephone conference

The telephone conference will be held on 25 July, 2003, at 15:00 CET, where Jan Åström will comment on the results. To participate, please call the number below at least 5 minutes prior to the conference call.

Dial-in number UK:	+44 (0)20 7162 0188	quote: SCA
Dial-in number US:	+1 334 323 6203	quote: SCA

The interim report and the slide presentation will be available at www.sca.com/Investors.

Webcasting

The telephone conference will be broadcasted live (listen-only). On 26 July a recorded version will be available on our web site www.sca.com/Investors. Requirements: Windows Media Player or Real Player.

For further information, please contact:

Jan Åström, President and CEO. Phone: +46 70 586 0701.
Peter Nyquist, Senior Vice President, Communications and Investor Relations, Phone: +46 70 575 2906.